FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

16 September 2019

HSBC HOLDINGS PLC
SECOND INTERIM DIVIDEND FOR 2019

On 5 August 2019, the Directors of HSBC Holdings plc declared the second interim dividend for 2019 of US$0.10 per ordinary share. The dividend is payable on 26 September 2019 to holders of record on 16 August 2019 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, and with a scrip dividend alternative.
Dividends payable in cash in Hong Kong dollars or sterling were converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 16 September 2019 (US$1=HK$7.818014 and £1=US$1.244783). Accordingly, the cash dividend payable on 26 September 2019 will be:

US$0.10 per share;
approximately HK$0.781801 per share; or
approximately £0.080335 per share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$0.50 per ADS. It will be paid on 26 September 2019. The dividend for participants in the dividend reinvestment plan, operated by the Bank of New York Mellon, will be invested in additional ADSs.

For and on behalf of
HSBC Holdings plc

Richard Gray
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 16 September 2019